PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated January 13, 2017	Filed Pursuant to Rule 433
Registration Statement No. 333-204216
Supplementing the
Preliminary Prospectus Supplement dated January 12, 2017
(To the Prospectus dated May 15, 2015)

Two Harbors Investment Corp.

$250,000,000

6.25% Convertible Senior Notes due 2022

This pricing term sheet supplements Two Harbors Investment Corp.’s preliminary prospectus supplement, dated January 12, 2017 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, relating to the offering of the Notes, and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars. Unless the context otherwise requires, references to “Two Harbors” or the “Issuer,” “we,” “us” and “our” in this pricing term sheet mean Two Harbors Investment Corp. and not its subsidiaries.

Issuer:	Two Harbors Investment Corp., a Maryland Corporation

Title of Securities:	6.25% Convertible Senior Notes due 2022 (the “Notes”)

Ticker / Exchange:	TWO / New York Stock Exchange (the “NYSE”)

Securities Offered:	$250,000,000 principal amount of Notes (plus up to an additional $37,500,000 principal amount if the underwriter exercises its option to purchase additional Notes to cover over-allotments, if any)

Maturity:	January 15, 2022 unless earlier repurchased by us or converted

Offering Price:	100%, plus accrued interest, if any, from January 19, 2017

Underwriting Discounts and Commissions:	1.75%

Interest:	6.25% per year. Interest will accrue from the date of issuance (which is scheduled for January 19, 2017)

Conversion Premium:	Approximately 13.5% above the NYSE last reported sale price on January 12, 2017

Interest Payment Dates:	Each January 15th and July 15th, beginning on July 15, 2017

Interest Payment Record Dates:	Each January 1st and July 1st, beginning on July 1, 2017

NYSE Last Reported Sale Price on January 12, 2017:	$8.81 per share of common stock

Initial Conversion Rate:	100.0000 shares of common stock for each $1,000 principal amount of Notes

Initial Conversion Price:	$10.00 per share of common stock

Trade Date:	January 13, 2017

Expected Settlement Date:	January 19, 2017

Sole Book-Running Manager:	Credit Suisse Securities (USA) LLC

CUSIP / ISIN:	90187BAA9 / US90187BAA98

Use of Proceeds:

We expect to receive net proceeds from the sale of the Notes totaling approximately $245,150,000, after deducting underwriting discounts and estimated offering expenses. If the underwriter’s over-allotment option is exercised in full, our net proceeds from the offering will be approximately $281,993,750, after deducting underwriting discounts and estimated offering expenses.

We intend to use the net proceeds from this offering to purchase our target assets, including RMBS, MSR, commercial real estate debt and related assets and other financial assets, in each case subject to our investment guidelines and to the extent consistent with maintaining our REIT qualification, and for general corporate purposes. PRCM Advisers will make determinations as to the percentage of the net proceeds of this offering that will be invested in each of our target assets and the timing of deployment of the net proceeds of this offering. These determinations will depend on prevailing market conditions and may change over time in response to opportunities available in different interest rate, economic and credit environments. Until appropriate assets can be identified, PRCM Advisers may decide to use the net proceeds to pay off our short-term debt or invest the net proceeds in interest bearing short-term investments, including funds which are consistent with our REIT election. These investments are expected to provide a lower net return than we seek to achieve from our target assets. Prior to the time we have fully used the net proceeds of this offering to acquire our target assets, we may fund our quarterly dividends out of such net proceeds.

Adjustment to Shares Delivered Upon Conversion Upon a Make-Whole Fundamental Change:

The following table below sets forth the number of additional shares (as defined under “Description of the Notes—Adjustment to Conversion Rate Upon Conversion in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement) to be received per $1,000 principal amount of Notes for each stock price and effective date set forth below:

	TWO Common Stock Price
Effective Date	$8.81	$9.25	$9.50	$9.75	$10.00	$10.50	$11.00	$12.00	$13.00
January 19, 2017	13.5073	9.9254	8.1891	6.6531	5.3073	3.1531	1.6624	0.2567	0.0000
January 15, 2018	13.5073	10.2983	8.5393	6.9862	5.6262	3.4403	1.8964	0.3369	0.0000
January 15, 2019	13.5073	10.1078	8.3384	6.7822	5.4258	3.2656	1.7655	0.2994	0.0000
January 15, 2020	13.5073	10.1395	8.3103	6.7090	5.3221	3.1397	1.6574	0.2666	0.0002
January 15, 2021	13.5073	9.7361	7.7971	6.1233	4.7017	2.5537	1.2042	0.1215	0.0000
January 15, 2022	13.5073	8.1081	5.2632	2.5641	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•                  if the stock price is greater than $13.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate; or

•                  if the stock price is less than $8.81 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate be increased on account of a make-whole fundamental change to exceed 113.5073 shares of our common stock per $1,000 principal amount of Notes, subject to adjustment in the same manner as the conversion rate is required to be adjusted as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

General

This communication is intended for the sole use of the person to whom it is provided by the sender.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities nor shall there be any sale of these securities in any state in which such solicitation or sale would be unlawful prior to registration or qualification of these securities under the laws of any such state.

This pricing term sheet does not contain a complete description of the Notes or the Notes offering. It should be read together with the Preliminary Prospectus Supplement and the accompanying Prospectus.

The Issuer has filed a registration statement (including a Prospectus, dated May 15, 2015, and a Preliminary Prospectus Supplement, dated January 12, 2017) with the Securities and Exchange Commission, or SEC, for the offering of the Notes. Before you invest, you should read the Preliminary Prospectus Supplement, the accompanying Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering of the Notes. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Ave., New York, N.Y. 10010, by email: newyork.prospectus@credit-suisse.com, by telephone: 1-800-221-1037.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.